# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guerrilla RF, Inc., CIK 0001832487
CUSIP: 40162G203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, North Carolina (NC), 27455
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0001832887
Persons authorized to receive notices and communications: Kevin Jessup Salem Investment, Partners V, Limited Partnership, 7900 Triad Center Drive, Suite 333, Greensboro, North Carolina (NC), 27409, 336-245-4490

## Reporting persons
- SALEM INVESTMENT PARTNERS V, LIMITED PARTNERSHIP (CIK 0001832887): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,038,196; sole dispositive power 0; shared dispositive power 1,038,196; aggregate amount beneficially owned 1,038,196 (9.3% of the class)
- SIP V Management LLC (85-3261977): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,038,196; sole dispositive power 0; shared dispositive power 1,038,196; aggregate amount beneficially owned 1,038,196 (9.3% of the class)
- Badger Capital II, L.L.C. (56-2190421): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,038,196; sole dispositive power 0; shared dispositive power 1,038,196; aggregate amount beneficially owned 1,038,196 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Guerrilla RF, Inc.
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, North Carolina (NC), 27455
Comment: This amended and restated Schedule 13D (this "Schedule 13D") relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the "Common Stock"). Guerrilla RF, Inc. (the "Issuer") is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Salem Investment Partners V, Limited Partnership, a North Carolina limited partnership ("Salem");

(ii) SIP V Management LLC, a North Carolina limited liability company ("GP"); and

(iii) Badger Capital II, L.L.C., a North Carolina limited liability company ("Badger," and together with Salem and GP, the "Reporting Persons").

Salem is the holder of record of 582,244 shares of Common Stock and 196,044 Warrants (defined below). Badger is the holder of record of 229,954 shares of Common Stock and 29,954 Warrants. Together, the Reporting Persons hold of record 812,198 shares of Common Stock and 225,998 Warrants. Accordingly, the Reporting Persons are deemed to beneficially own approximately 9.32% of the Issuer's outstanding shares of Common Stock based on 10,915,344 shares of Common Stock outstanding plus the 225,998 shares issuable upon exercise of the Reporting Persons' Warrants.

GP is the general partner of Salem and, in such capacity, exercises voting and investment control over the shares held by Salem. Kevin Jessup and Brad Morton are members of both GP and Badger, sharing voting and investment control over the shares held by Salem and Badger.
Residence or business address: The address of the business office of each of Salem and GP is 7900 Triad Center Drive, Suite 333, Greensboro, NC 27409. The address of the business office of Badger is 19129 Serenity Point Lane, Cornelius, NC 28031.
Present principal occupation or employment: Salem is a Small Business Investment Company engaged in the business of investing in lower middle market companies. GP is the general partner of Salem. Badger is a North Carolina limited liability company engaged in the business of making debt and, to a limited extent, equity instruments in private companies.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
This Schedule 13D is filed by:

(i) Salem Investment Partners V, Limited Partnership, a North Carolina limited partnership ("Salem");

(ii) SIP V Management LLC, a North Carolina limited liability company ("GP"); and

(iii) Badger Capital II, L.L.C., a North Carolina limited liability company ("Badger," and together with Salem and GP, the "Reporting Persons").

Salem is the holder of record of 582,244 shares of Common Stock and 196,044 Warrants (defined below). Badger is the holder of record of 229,954 shares of Common Stock and 29,954 Warrants. Together, the Reporting Persons hold of record 812,198 shares of Common Stock and 225,998 Warrants. Accordingly, the Reporting Persons are deemed to beneficially own approximately 9.32% of the Issuer's outstanding shares of Common Stock based on 10,915,344 shares of Common Stock outstanding plus the 225,998 shares issuable upon exercise of the Reporting Persons' Warrants.

GP is the general partner of Salem and, in such capacity, exercises voting and investment control over the shares held by Salem. Kevin Jessup and Brad Morton are members of both GP and Badger, sharing voting and investment control over the shares held by Salem and Badger.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 11, 2022, in connection with the initial closing of the transactions contemplated by the Loan Agreement (as defined below), Salem received 150,000 shares of Common Stock as partial consideration for its loan to Issuer. In connection with the Loan Agreement, Salem received a lien over substantially all the assets of the Issuer.

On February 28, 2023, Salem purchased 576,925 units in a private placement, with each unit consisting of one share of Common Stock and one warrant to purchase one-half of a share of Common Stock at a price of $2.00 per share (a "2023 Warrant"), i.e., 576,925 shares of Common Stock and 288,463 2023 Warrants.

The Issuer effected a 1-for-6 reverse stock split on April 17, 2023.

On May 1, 2023, Salem received 12,500 shares of Common Stock pursuant to the Loan Agreement as partial consideration for it making an additional advance under the Loan Facility to Issuer.

On September 6, 2023, Salem received 400,000 shares of Common Stock pursuant to the Third Amendment (defined below), as partial consideration for making an additional loan to Issuer. Also on September 6, 2023, Salem received 660,000 shares of Common Stock pursuant to the Amended and Restated Loan Agreement (defined below), as partial consideration for extending a multi-draw loan facility to Issuer. Pursuant to four loan participation agreements, four other parties (Badger, AMB Investments LLC, Jeanne Pratt and Steven Seiz) agreed to fund approximately 72% of these loans, in exchange for a pro rata share of any principal and interest received by Salem as well as a pro rata share of any payments received by Salem upon a sale of the shares issued thereunder. As a result, Salem retained a pecuniary interest in approximately 300,000 of the 1,060,000 shares issued on September 6, 2023. However, the Reporting Persons together exercised voting and investment power over all of the 1,060,000 shares. Accordingly, all 1,060,000 of these shares were included in the calculations at that time.

On March 28, 2024, the Issuer sold 1,409,000 units in a private placement ("Private Placement"), with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $2.50 per share (a "2024 Warrant" and together with the 2023 Warrants, the "Warrants").

Also on March 28, 2024, in conjunction with the Private Placement, the Issuer issued an additional 606,293 shares of Common Stock and 606,293 2024 Warrants, in exchange for $860,000 of convertible debt and $650,000 of outstanding deferred interest. As a result, Salem received 261,723 shares of Common Stock and 261,723 2024 Warrants in connection with the conversion of Salem's outstanding deferred interest.

On November 4, 2026, Salem transferred 759,377 of the 1,060,000 shares of Common Stock issued on September 6, 2023, to the parties (Badger, AMB Investments LLC, Steven Seiz and the heirs of the late Jeanne Pratt, the "Pratt Heirs") that previously held a pecuniary interest in such shares under the loan participation agreements. Of these shares, a total of 200,000 shares of Common Stock were transferred to Badger.

On November 4, 2026, Salem also transferred (i) 113,757 of the 261,723 shares of Common Stock and (ii) 113,757 of the 261,723 Warrants issued on March 28, 2024, to the parties (Badger, AMB Investments LLC, Steven Seiz and the Pratt Heirs) that previously held a pecuniary interest in those shares of Common Stock and Warrants under the loan participation agreements. Of these shares and Warrants, a total of 29,954 shares of Common Stock and 29,954 Warrants were transferred to Badger.

As a result, as of November 4, 2026, (i) Salem owns 582,244 shares of Common Stock and 196,044 Warrants, and (ii) Badger owns 229,954 shares of Common Stock and 29,954 Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

On August 11, 2022, the Issuer entered into a loan agreement (the "Loan Agreement") with Salem, providing for a loan facility in the aggregate amount of up to $8.0 million (the "Loan Facility"). In connection with the Loan Facility, the Issuer issued 150,000 shares of Common Stock (25,000 after a 1-for-6 reverse stock split) to Salem on August 11, 2022. Upon additional advances, Salem received an additional 12,500 shares of Common Stock.

On August 14, 2023, the Issuer drew down an additional $1.5 million under the Loan Facility. In connection with the additional draw, the Issuer entered into Amendment No. 3 to Loan Agreement (the "Third Amendment") by and between itself and Salem. In connection with the Third Amendment, the Issuer agreed to issue an additional 400,000 shares of Common Stock.

On September 5, 2023, the Issuer entered into an amended and restated loan agreement (the "Amended and Restated Loan Agreement") with Salem, providing for additional advances of up to $4.0 million under the existing Loan Facility. In connection with the Amended and Restated Loan Agreement, the Issuer agreed to issue 660,000 shares of Common Stock as partial consideration for extending a multi-draw loan facility to Issuer.

On September 6, 2023, the Issuer issued 1,060,000 shares of Common Stock to Salem in furtherance of the Third Amendment and the Amended and Restated Loan Agreement.

On March 28, 2024, in conjunction with the Private Placement, the Issuer issued 261,723 shares of Common Stock and 261,723 Warrants to Salem in connection with the conversion of outstanding deferred interest. The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

On November 4, 2026, Salem transferred 759,377 of the 1,060,000 shares of Common Stock issued on September 6, 2023, to the parties (Badger, AMB Investments LLC, Steven Seiz and the Pratt Heirs) that previously held a pecuniary interest in such shares under the loan participation agreements. Of these shares, a total of 200,000 shares of Common Stock were transferred to Badger.

On November 4, 2026, Salem also transferred (i) 113,757 of the 261,723 shares of Common Stock and (ii) 113,757 of the 261,723 Warrants issued on March 28, 2024, to the parties (Badger, AMB Investments LLC, Steven Seiz and the Pratt Heirs) that previously held a pecuniary interest in those shares of Common Stock and Warrants under the loan participation agreements. Of these shares and Warrants, a total of 29,954 shares of Common Stock and 29,954 Warrants were transferred to Badger.

As a result, as of November 4, 2026, (i) Salem owns 582,244 shares of Common Stock and 196,044 Warrants, (ii) Badger owns 229,954 shares of Common Stock and 29,954 Warrants, and (iii) together, the Reporting Persons own 812,198 shares of Common Stock and 225,998 Warrants. Accordingly, the Reporting Persons are deemed to beneficially own approximately 9.32% of the Issuer's outstanding shares of Common Stock based on 10,915,344 shares of Common Stock outstanding plus the 225,998 shares issuable upon exercise of the Reporting Persons' Warrants.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons may be deemed to beneficially own 1,038,196 shares of Common Stock (comprising 812,198 shares of Common Stock and 225,998 Warrants), which represents approximately 9.32% of the outstanding shares of Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 10,915,344 shares of Common Stock outstanding plus the 225,998 shares issuable upon exercise of the Reporting Persons' Warrants as of November 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons may be deemed to beneficially own 1,038,196 shares of Common Stock (comprising 812,198 shares of Common Stock and 225,998 Warrants), which represents approximately 9.32% of the outstanding shares of Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 10,915,344 shares of Common Stock outstanding plus the 225,998 shares issuable upon exercise of the Reporting Persons' Warrants as of November 4, 2026.
Transactions in the class effected during the past sixty days: Other than as described herein, none of the Reporting Persons has engaged in any transactions in shares of Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Persons, or the members or partners of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated November 5, 2026, by and among Salem Investment Partners V, Limited Partnership, SIP V Management LLC and Badger Capital II, L.L.C.

## Signatures
- SALEM INVESTMENT PARTNERS V, LIMITED PARTNERSHIP: /s/ Kevin Jessup, Kevin Jessup, Manager (11/06/2026)
- SIP V Management LLC (85-3261977): /s/ Kevin Jessup, Kevin Jessup, Manager (11/06/2026)
- Badger Capital II, L.L.C. (56-2190421): /s/ Kevin Jessup, Kevin Jessup, Manager (11/06/2026)